UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2004
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	March 04, 2004
By
Name:	Marcos Grodetsky
Title:		Investor Relations Officer




























Board of Directors Approved at
Telemar's Annual Shareholders Meeting


Rio de Janeiro, Brazil - March 04, 2004 - Tele Norte Leste Participacoes S.A.,
 (NYSE:TNE; Bovespa TNLP4) the holding company for several wireline and wireless telecommunications services providers in Brazil, announced that its shareholders voted in favor of management's slate of nominees at Telemar's General Shareholders' Meeting held on March 1st in Rio de Janeiro.

At the meeting, chaired by Company Chairman, Mr. Otavio Marques de Azevedo, the following were elected to the Board for a 3 year term:

Director	Alternate
Otavio Marques de Azevedo
Celso Fernandez Quintella
Carlos Francisco Ribeiro Jereissati
Sergio Bernstein
Fersen Lamas Lambranho
Carlos Medeiros Silva Neto
Jose Augusto da Gama Figueira
Gustavo Fleichman
Mauricio Borges Lemos
Roberto Zurli Machado
Joao Carlos de Couto Ramos Cavalcanti
Valter Manfredi Souza
Ronaldo Iabrudi dos Santos Pereira
Luiz Eduardo Falco Pires Correa
Luiz Eduardo Franco de Abreu
Aldo Luiz Mendes
Jose Luiz de Cerqueira Cesar
Eloir Cogliatti
Luciano Galvao Coutinho
Ricardo Ferraz Torres
Antonio Cortizas Noguerol
Joilson Rodriguez Ferreira


For more information, please contact:
TNE - INVESTOR RELATIONS 					GLOBAL CONSULTING GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208   		Kevin
Kirkeby (kkirkeby@hfgcg.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314 		Mariana Crespo
(mcrespo@hfgcg.com)
Fax: 55 21 3131 1155 						Tel: 1-646-284-9416; Fax: 1 1-646-284-9494


Visit our Investor Relations Website: www.telemar.com.br/ir